

July 9, 2014

Via E-mail
Mr. Satish Rishi
Senior Vice President, Finance and Chief Financial Officer
Rambus Inc.
1050 Enterprise Way, Suite 700
Sunnyvale, California 94089

> **Re: Rambus Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed February 21, 2014**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2014**
> **Filed April 25, 2014**
> **File No. 0-22339**

Dear Mr. Rishi:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.   In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2013

Notes to Consolidated Financial Statements, page 57

Note 17 – Income Taxes, page 91

1.   Please explain how the reconciliation of effective and statutory tax rates here relates to your discussion of the provision for income taxes on page 36. In particular, explain how the provision, which you describe on page 37 as being primarily comprised of

withholding taxes, is reflected in the reconciliation table, which indicates the expense is due to a valuation allowance.

Note 19 – Agreements with SK Hynix and Micron, page 97

2.   We note your disclosures here regarding the settlements with each of SK hynix and Micron. We note that you have identified three elements of each of these settlements and allocated the settlement amount amongst the three elements based on relative fair value. Your accounting policy disclosure on page 58 indicates that revenues from these settlements related to past royalties are recognized upon execution of the agreement, and that elements that are not related to royalty revenue are recorded as a gain from settlement (recognized as a separate line item in operating expenses). However, based on the accounting described here, it appears that you have deferred revenue recognition for these two elements despite the fact that the agreements have been executed. Please explain to us how you have applied your accounting policy disclosed on page 58 in connection with each of the SK hynix and Micron settlements.

3.   Based on your current accounting, it appears that you will be recognizing approximately $10 million of royalty revenue per quarter ($40 million per year) that relates to the settlement of past infringements for the SK hynix and Micron settlements through the second quarter of 2018 when the SK hynix payments cease. This amount appears to be material to your current revenue amounts. Please revise your discussion of your results of operations in future filings to clearly disclose the amount of current period revenue that relates to past infringements, unless such amounts become no longer material.

Form 10-Q for the Quarterly Period Ended March 31, 2014

Note 14. Litigation and Asserted Claims, page 22

4.   We note your disclosures here regarding the settlement agreement you entered into with Nanya. Please provide us with details of the settlement and how you plan to account for the settlement agreement.

Form 8-K Filed April 21, 2014

5.   Your supplemental reconciliation presents a non-GAAP provision for income taxes. In future filings, please reconcile this to the nearest GAAP measure. Refer to Item 10(e) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Gary Newberry at (202) 551-3761 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant at (202) 551-3671.

Sincerely,

/s/ Kevin L. Vaughn

Kevin L. Vaughn
Accounting Branch Chief